Exhibit (a)(27)

Genco Shipping & Trading Limited Files Investor Presentation and Urges Shareholders to Vote for the Company’s Highly Qualified Nominees and Reject Diana’s Inadequate Tender Offer

Highlights Genco’s Proven Comprehensive Value Strategy Delivering Superior Returns and Significant Momentum Underway to Capture Upside

Diana’s Offer Remains Inadequate and its Handpicked Director Nominees Pose Significant Risks to Genco Shareholders’ Investment

Genco Urges Shareholders to Vote “FOR” the Re-Election of Genco’s Nominees on the WHITE Proxy Card Today – and “WITHHOLD” on Diana’s Nominees

Reminds Shareholders Not to Tender Their Shares into Diana’s Tender Offer

Presentation and Information on How to Vote Available at www.GencoDrivesSuperiorReturns.com

NEW YORK, May 21, 2026 – Genco Shipping & Trading Limited (NYSE:GNK) (“Genco” or the “Company”), the largest U.S. headquartered drybulk shipowner focused on the global transportation of commodities, today posted an investor presentation in connection with its upcoming Annual Meeting at www.GencoDrivesSuperiorReturns.com.

Highlights of the presentation include:

•	Genco’s proven Comprehensive Value Strategy is creating value for shareholders. Since 2021, Genco’s Board and management team have been implementing the Company’s Comprehensive Value Strategy, delivering $310 million or $7.16 per share in dividends to shareholders, generating outsized shareholder returns of 210%[1] and positioning the Company for continued value creation.

•	Genco has strong momentum in a strengthening drybulk market. Genco has increased the number of premium earning vessels in its fleet, enhancing its operating leverage and ability to pay sizeable and growing dividends. In addition, Genco projects a second quarter 2026 dividend of $0.70 per share, a 367% increase year-over-year.[2] Genco’s dividend formula is expected to generate a total dividend of $2.50 per share in 2026, assuming the forward freight curve for the balance of the year.[2]

•	Genco prioritizes strong corporate governance. Genco is the only U.S.-listed drybulk company with no related-party transactions benefiting insiders. Genco has been consistently ranked in the industry’s top quartile for governance practices, significantly higher than Diana Shipping, which is ranked in the third quartile.[3]

1 Represents TSR since the closing price on April 19, 2021 (the last trading day before Genco publicly announced its Comprehensive Value Strategy).

2 2026 projections are based on our fixtures to date and assumes the forward freight agreement (FFA) curve for the balance of the year. For further details of the calculation of operating cash flow and our assumptions and qualifications, including estimated expenses and utilization rates, please see p. 39 of our Q1 2026 earnings presentation at https://investors.gencoshipping.com/overview/default.aspx.

3 As rated by Webber Research.

•	Genco has a diverse, independent and highly qualified Board. Genco’s directors have a proven track record of value creation and deep expertise in shipping and other areas critical to overseeing the Company’s strategy. This breadth of experience enables the Board to guide the Company forward and continue providing effective oversight.

•	Diana is attempting to take over Genco on the cheap. As part of their efforts, Diana has rapidly accumulated shares, made several prior inadequate acquisition proposals, commenced an unsolicited and inadequate tender offer (the “Offer”) and nominated a slate of handpicked director nominees to replace the entire Genco Board.

•	Diana’s recent actions raise questions of market manipulation to drive down the price of Genco’s shares to make their inadequate Offer look better. These actions include putting out a baseless stock price target in its press release on May 18, 2026, selling shares to make a short-term profit despite Diana’s stated interest in acquiring the entire Company at a fair price and threatening the market by claiming to be a seller without simultaneously disclosing the volume, timing, price or manner of such stock sales.

•	Genco’s Board has responded appropriately to Diana throughout its hostile campaign. Genco has engaged with Diana on several potential transaction structures for years, beginning with Genco’s initial outreach in June 2024 to discuss a potential business combination. The Board has made it clear to Diana that it is open to engaging with Diana if they provide an offer that appropriately values Genco and adequately rewards all shareholders. Diana has refused to engage and instead launched the inadequate and conditional Offer and nominated its handpicked slate of director nominees to seize control of Genco. The Board is committed to acting in the best interests of all Genco shareholders.

•	Diana’s inadequate Offer undervalues Genco and is not in the best interests of Genco shareholders. Diana’s $23.50 per share tender offer, which was unchanged from their prior inadequate March 2026 acquisition proposal that the Board previously rejected, is simply too low. Diana’s Offer undervalues the Company and its assets, is well below Genco’s net asset value (NAV) and does not include a control premium. The current mean analyst NAV estimate is $26.60 and the current median estimate is $27.00 in a period of rising asset values across the industry.[4] The Offer represented only a 1% “premium” to the closing stock price the day prior to its offer and is lower than where Genco’s shares have traded for weeks.

•	Diana’s director nominees pose significant risks to Genco shareholders. Diana is a direct competitor seeking access to Genco’s boardroom through the nomination of its handpicked slate of directors. Diana is known throughout the industry for a history of poor governance practices, self-dealing and value destruction with perplexing capital allocation decisions. Many of Diana’s handpicked director nominees have close personal or professional ties to Diana, certain of them

4 Calculated based on NAV estimates published by SEB, Clarkson Securities, Fearnley Securities, Deutsche Bank and Pareto.

have records of bankruptcy and shareholder value destruction[5] and none of them are fit to serve on the Genco Board.

Vote the WHITE proxy card TODAY to protect your investment. Genco’s Board urges shareholders to vote “FOR” the reelection of Genco’s six highly qualified directors and according to the Board’s other recommendations on the Company’s WHITE proxy card, “WITHHOLD” on Diana’s nominees and “AGAINST” Diana’s shareholder proposals.

The Genco Board of Directors also continues to recommend that Genco shareholders reject Diana’s wholly inadequate $23.50 tender offer by not tendering their shares.

The presentation has been filed with the U.S. Securities and Exchange Commission (the “SEC”).

If you have any questions or require any assistance with voting your shares, please call or email Genco’s proxy solicitor:

MacKenzie Partners, Inc.
Toll Free: 800-322-2885
Email: proxy@mackenziepartners.com

Jefferies LLC is acting as financial advisor to Genco and Herbert Smith Freehills Kramer (US) LLP and Sidley Austin LLP are serving as legal counsel to Genco. Morgan Stanley & Co. LLC is acting as special advisor to the Board of Directors.

About Genco Shipping & Trading Limited

Genco Shipping & Trading Limited is a U.S. based drybulk ship owning company focused on the seaborne transportation of commodities globally. We transport key cargoes such as iron ore, coal, grain, steel products, bauxite, cement, nickel ore among other commodities along worldwide shipping routes. Our wholly owned high quality, modern fleet of dry cargo vessels consists of the larger Newcastlemax and Capesize vessels (major bulk) and the medium-sized Ultramax and Supramax vessels (minor bulk), enabling us to carry a wide range of cargoes. Genco’s fleet consists of 43 vessels  with an average age of 12.6 years and an aggregate capacity of approximately 4,935,000 dwt.

Forward-Looking Statements

This communication contains statements that may constitute forward-looking statements. These rated by Webber statements include, but are not limited to: statements related to the Company’s views and expectations regarding Diana Shipping Inc.’s unsolicited tender offer; any statements relating to the plans, strategies and objectives of management or the Company’s Board for future operations and activities; any statements concerning the expected development, performance, market share or competitive

5 Quentin Bruce Saones was one of the four Directors of Sterling Shipping Agencies Limited when it entered compulsory liquidation in July 2023. Jens Ismar served as CEO of Bulk Invest (formerly part of Western Bulk), which filed for bankruptcy in March 2016. During Gustav Brun-Lie’s less than three years as CEO of Statt Torsk ASA, he oversaw the destruction of more than 80% of the company’s shareholder value (from NOK2.50 at IPO on 4/23/2021 to NOK0.53 on 2/1/2024, the last trading date per Factset) before merging it into a sector competitor at a near all-time low share price.

performance relating to products or services; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on the Company and its financial performance; and any statements of assumptions underlying any of the foregoing. Forward-looking statements can be identified by the fact that they do not relate strictly to historic or current facts and often use words such as “anticipate,” “budget,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. These forward-looking statements are based on our management’s current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this release are the following: (i) the Company’s plans and objectives for future operations; (ii) that any transaction based on Diana’s non-binding indicative proposal or otherwise may not be consummated at all; (iii) the ability of Genco and its shareholders to recognize the anticipated benefits of any such transaction; (iv) the exercise of the discretion of our Board regarding the declaration of dividends, including without limitation the amount that our Board determines to set aside for reserves under our dividend policy; and (v) other factors listed from time to time in our filings with the SEC, including, without limitation, our Annual Report on Form 10-K for the year ended December 31, 2025 and subsequent reports on Form 8-K and Form 10-Q. Our ability to pay dividends in any period will depend upon various factors, including the limitations under any credit agreements to which we may be a party, applicable provisions of Marshall Islands law and the final determination by the Board of Directors each quarter after its review of our financial performance, market developments, and the best interests of the Company and its shareholders. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves.  As a result, the amount of dividends actually paid may vary. In addition, the forward-looking statements included in this communication represent the Company’s views as of the date of this communication and these views could change. However, while the Company may elect to update these forward-looking statements at some point, the Company specifically disclaims any obligation to do so, other than as required by federal securities laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this communication.

Important Information for Investors and Shareholders

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The Company has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC (available here). Any solicitation/recommendation statement filed by the Company that is required to be mailed to shareholders will be mailed to shareholders. THE COMPANY’S INVESTORS AND SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain a copy of the solicitation/recommendation statement on Schedule 14D-9, any amendments or supplements thereto and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge by clicking the “SEC Filings” link in the “Financials” section of the Company’s investor relations website at https://investors.gencoshipping.com/, or by contacting Peter Allen as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

Important Additional Information and Where to Find It

The Company has filed a definitive proxy statement on Schedule 14A, an accompanying WHITE proxy card, and other relevant documents with the SEC in connection with the solicitation of proxies from the Company’s shareholders for the Company’s 2026 Annual Meeting of Shareholders. THE COMPANY’S SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE COMPANY’S DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), THE ACCOMPANYING WHITE PROXY CARD, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the definitive proxy statement, an accompanying WHITE proxy card, any amendments or supplements to the definitive proxy statement, and other documents that the Company files with the SEC at no charge from the SEC’s website at  www.sec.gov. Copies will also be available at no charge by clicking the “SEC Filings” link in the “Financials” section of the Company’s investor relations website at https://investors.gencoshipping.com/.

Investor Contact

Peter Allen
Chief Financial Officer
Genco Shipping & Trading Limited
(646) 443-8550

Media Contact

Leon Berman
IGB Group
(212) 477-8438
lberman@igbir.com